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                                                           OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C., 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. _____)


                             Level 8 Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  52729M 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Arie Kilman
                               Liraz Systems Ltd.
                               5 Hatzoref Street
                              Holon 58856, Israel
                               011-972-3-557-3434
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729M 10 2        SCHEDULE 13D                   Page 2 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Liraz Systems Ltd.


     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,861,863

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,071,257
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,861,863

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,071,257

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,933,120

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 52729M 10 2        SCHEDULE 13D                   Page 3 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Liraz Export (1990) Ltd.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Isarel

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,071,257
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,071,257

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,071,257

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 52729M 10 2        SCHEDULE 13D                   Page 4 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Arie Kilman

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         33,333

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,933,120
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         33,333

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,933,120

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,966,453

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

       This Schedule 13D is being filed by Liraz Systems Ltd., an Israeli corporation ("Liraz"), Liraz Export (1990) Ltd., an Israeli corporation
("Export"), and Arie Kilman (each, individually, a "Reporting Person" and, collectively, the "Reporting Persons"), to amend the Schedule 13G filed by the Reporting Persons in respect of their beneficial ownership of shares of Level 8 Systems, Inc. ("Level 8" or the "Issuer").


Item 1. Security and Issuer

        This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of the Issuer. The Issuer's principal executive offices are located at 8000 Regency Parkway, Cary, North Carolina 27511.


Item 2. Identity and Background

     (a) - (c), (f): This Schedule 13D is being filed on behalf of the Reporting Persons. They are as follows:

          (1) Liraz Systems Ltd., an Israeli corporation, with its principal business office at 5 Hatzoref Street, Holon 58856, Israel. Liraz is in the business of systems integration.

          (2) Liraz Export (1990) Ltd., an Israeli corporation, with its principal business office at 5 Hatzoref Street, Holon 58856, Israel. Export is a wholly-owned subsidiary of Liraz.

           The following person is a citizen of Israel and may be deemed to control the corporations referred to in paragraphs (1) -
           (2) above by reason of his interest in and  relationship  with
           Liraz:

          (3) Arie Kilman, an Israeli citizen, with his business residence at c/o Level 8 Systems, Inc., 8000 Regency Parkway, Cary, North Carolina 27511. Mr. Kilman
               currently serves as chairman of the board and president of Liraz and chairman of the board and chief executive officer of Level 8.

     (d) & (e): During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been parties to any civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     Prior to August 1995, Level 8 was a wholly-owned subsidiary of Liraz. In August 1995, Level 8 sold 1,430,000 shares of Common Stock in an initial public offering, and, in December 1996, Level 8 and certain selling securityholders sold in the aggregate 705,000 shares of Common Stock in a second public offering, which included in the aggregate 220,000 shares sold by Liraz and Export.

     On March 19, 1998, Export purchased 29,118 shares of Level 8 Common Stock for $12.00 a share from Samuel Somech, a director and president of Level 8. The source of the funds used in the acquisition was Export's currently available cash and cash equivalents.

     See Item 5.


Item 4. Purpose of Transaction

     (a) - (j): Export acquired the 29,118 shares of Common Stock referred to in
Item 3 for investment purposes, and to accommodate the seller's wish to dispose of such shares.

     The Reporting Persons intend to consider various alternative courses of action with respect to their interests in the Issuer in light of the circumstances existing from time to time. Such actions may involve the purchase of additional shares of Common Stock, or the sale of all or a portion of the shares of Common Stock beneficially owned by them, in the open market or in privately negotiated transactions.

     Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to Issuer's Common Stock, the intentions of the Reporting Persons are subject to change at any time.

     Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer

     (a): As of the date of this schedule, the Reporting Persons may be deemed to beneficially own the following numbers and percentages of Common Stock:


                              Number of Shares             Percentage of
     Reporting Persons        Beneficially Owned           Beneficial Ownership
     -----------------        -------------------          --------------------
     Liraz                         4,933,120                       55.0%
     Export                        2,071,257                       23.1
     Arie Kilman                   4,966,453                       55.4


     (b): Liraz, together with its wholly-owned subsidiary, Export, beneficially owns 4,933,120 shares of Common Stock of Level 8, which represents 55.0% of the total outstanding shares of Common Stock of Level 8 as of the date of this schedule.

     Mr. Kilman is the president and chairman of the board of Liraz and chief executive officer and chairman of the board of Level 8. As of December 31, 1998, Mr. Kilman beneficially owned 1,170,670 ordinary shares of Liraz, which is approximately 19.4% of the outstanding ordinary shares of Liraz.





                                  Page 6 of 1O

     Mr. Kilman is a party to a shareholders agreement (the "Shareholders Agreement") with PEC Israel Economic Corporation ("PEC") and Discount Investment Corporation Ltd. ("DIC"), pursuant to which Mr. Kilman, PEC and DIC have agreed to act together to elect directors of Liraz and for certain other purposes. The Corporation has been advised that each of PEC and DIC beneficially owned approximately 20.75% of the ordinary shares of Liraz as of December 31, 1998. By virtue of the Shareholders Agreement, each party to the Shareholders Agreement may be deemed to own beneficially the ordinary shares of Liraz owned by the other parties. Each party to the Shareholders Agreement disclaims beneficial ownership of the ordinary shares of Liraz owned by the other parties.

     IDB Holding Corporation Ltd. ("IDB Holding") owns approximately 71.48% of the outstanding shares of IDB Development Corporation Ltd. ("IDB Development"). IDB Development, in turn, owns approximately 81% of the outstanding PEC common stock and approximately 54% of the outstanding DIC common stock. By reason of IDB Holding's ownership of IDB Development voting securities, IDB Holding may be deemed the beneficial owner of the PEC common stock and DIC common stock held by IDB Development. By reason of their positions with, and control of voting securities of, IDB Holding, Mr. Raphael Recanati, of New York, New York, and
Mrs. Elaine Recanati, of Haifa, Israel, who are brother-in-law and sister-in-law, and Leon Recanati, of Tel Aviv, Israel, and Judith Yovel Recanati, of Herzliya, Israel, who are brother and sister, may each be deemed to share the power to direct the voting and disposition of the outstanding shares of PEC common stock and DIC common stock owned by IDB Development and may each, under existing regulations of the Securities and Exchange Commission, therefore be deemed a beneficial owner of these shares. Leon Recanati and Judith Yovel Recanati are the nephew and niece of Raphael Recanati and Elaine Recanati. Companies the Recanati family controls hold approximately 53.2% of the outstanding ordinary shares of IDB Holding.

     Level 8 entered into an agreement dated November 23, 1998 (the "Acquisition Agreement") with Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") and certain parties affiliated or associated with WCAS VI (collectively, the "WCAS Parties"). Pursuant to the Acquisition Agreement, on December 31, 1998, Level 8 issued to the WCAS Parties an aggregate of 1,000,000 shares of Common Stock of Level 8 (the "Acquisition Shares") and warrants to purchase an additional 250,000 shares of Common Stock of Level 8 for $12.00 a share (the "Acquisition Warrants"), and the WCAS Parties transferred to Level 8 approximately 69% of the outstanding voting stock of Seer Technologies, Inc.

     Under the Acquisition Agreement, prior to January 1, 2001, (i) at any meeting of shareholders of Level 8, each WCAS Party is required to grant a proxy to one or more individuals named by Level 8 to vote all that WCAS Party's Level 8 Common Stock, and (ii) no WCAS Party may sell, exchange or otherwise assign or transfer any Level 8 Common Stock they beneficially own without prior written consent of Level 8, subject to certain exceptions. As of the date of this Schedule, Liraz and Level 8 may be deemed to share voting power and/or investment power with respect to the Level 8 Common Stock beneficially owned by the WCAS Parties and, therefore, Liraz may be deemed beneficially to own a majority of the Common Stock of Level 8.

     Mr. Kilman may be deemed to have sole voting power and dispositive power with respect to 33,333 shares of Common Stock of Level 8 issuable upon exercise of certain stock options and therefore may be deemed to be the beneficial owner of such shares. Also, Mr. Kilman may, by reason of his ownership interest in and relationship with Liraz, be deemed to share voting power and dispositive power with respect to the 4,933,120 shares of Common Stock owned by Liraz and Export and therefore may be deemed to be the beneficial owner of such shares.

     (c): See Item 5 (b).

     (d): Not applicable.

     (e): Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to any agreements concerning (i) transfer or voting of any securities of the Company,
(ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss or
(viii) the giving or withholding of proxies.


Item 7. Material to Be Filed as Exhibits

1 Agreement of Liraz Systems Ltd, Liraz Export (1990) Ltd. and Arie Kilman dated March 9, 1999
2 Agreement, dated November 23, 1998, between Level 8, on one hand, and Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") and certain parties affiliated or associated with WCAS VI is incorporated by reference to
     Exhibit 2.1 of Level 8's Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 9, 1999

                                  LIRAZ SYSTEMS LTD.
                                  LIRAZ EXPORT (1990) LTD.
                                  ARIE KILMAN


                                  By:  LIRAZ SYSTEMS LTD.


                                  By:    /s/ Arie Kilman
                                     -----------------------
                                     Arie Kilman
                                     President

                                       For itself and on behalf of Liraz Systems
                                  Ltd., Liraz Export (1990) Ltd. and Arie Kilman pursuant to the agreement annexed hereto as
                                  Exhibit 1.

                                  Exhibit Index


Exhibit 1 Agreement of Liraz Systems Ltd, Liraz Export (1990) Ltd. and Arie Kilman dated March 9, 1999

Exhibit 2 Agreement, dated November 23, 1998, between Level 8, on one hand, and Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") and certain parties affiliated or associated with WCAS VI is incorporated by reference to Exhibit 2.1 of Level 8's Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 1999.